Exhibit 99.2

51-102F3
Material Change Report

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the “Company” or “GreenPower”)

#240 – 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

July 18, 2023

Item 3 News Release

The news release dated July 18, 2023 was disseminated through PR Newswire

Item 4 Summary of Material Change

The Company announced that the British Columbia Securities Commission and the Ontario Securities Commission have revoked a “failure to file” cease trade order in respect of GreenPower’s securities under Multilateral Instrument 11-103 Failure-to-File Cease Trade Orders in Multiple Jurisdictions (the “CTO”).

The CTO was issued as a result of GreenPower’s failure to file its audited financial statements, management’s discussion and analysis and related certifications for the year ended March 31, 2023 before the June 29, 2023 filing deadline. These documents were filed by GreenPower on SEDAR on July 14, 2023.

GreenPower is coordinating with the TSX Venture Exchange a resumption of trading as expeditiously as possible.

In addition, GreenPower announced that it has signed a non-binding term sheet with a lender (the “Lender”) for a secured term loan credit facility of up to US$15,000,000 (the “Loan”) for the purpose of working capital requirements to cover manufacturing costs of GreenPower’s existing sales pipeline. It is contemplated that certain subsidiaries of GreenPower will be guarantors of the Loan and that the Loan will be available for 12 months from the date of a credit agreement (the “Credit Agreement”) to be entered into between GreenPower and the Lender. It is also contemplated that the Loan will bear interest at the rate of U.S. prime plus the margin (5% p.a.) with a default interest rate of 2% above the pre-default rate of interest payable on demand, and that the Loan will be repayable in 36 substantially equal, consecutive, monthly installments commencing on the 20th day of the 13th month following the first advance, and amounts repaid will not be available for reborrowing. The Loan would be subordinate to GreenPower’s existing US$8 million line of credit and will be subject to an entry into the Credit Agreement, related financing documents, and other conditions customary for a loan of this type. There is no assurance that GreenPower will enter into the Credit Agreement with the Lender on the terms expected, or at all.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See Item 4 above and in the News Release dated July 18, 2023 as filed on SEDAR at www.sedar.com for a full description of the material change.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

July 18, 2023

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